Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Olympus Pacific Minerals Inc. Suite 500, 10 King Street East Toronto, ON M5C 1C3

Item 2	Date of Material Change

State the date of the material change.

May 27, 2009

Item 3	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The Press Release was disseminated on May 28, 2009 to The Toronto Stock Exchange and through various other approved public media and filed on EDGAR and SEDAR with the securities commissions of British Columbia, Alberta, Quebec and Ontario.

Item 4	Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company has closed its previously announced non-brokered private placement of 16,216,216 common shares (“Shares”) at a price of US$0.185 per Share for gross proceeds of US$3,000,000.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company has closed its previously announced non-brokered private placement of 16,216,216 Shares at a price of US$0.185 per Share for gross proceeds of US$3,000,000 (the “Offering”).

All Shares issued in the Offering have a hold period in Canada of four months expiring September 28, 2009.

The net proceeds from the Offering are intended to be used to undertake the mine development necessary to increase production on the Company’s Bong Mieu gold project in Vietnam.

5.2	Disclosure for Restructuring Transactions

n/a

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

n/a

Item 7	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

n/a

Item 8	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

David A. Seton, Chairman & CEO Tel: 416-572-2525

Item 9	Date of Report

June 1, 2009